UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

HOME POINT CAPITAL INC.
(Nationstar Mortgage Holdings Inc., as successor by merger to Home Point Capital Inc.)
(Exact name of registrant as specified in its charter)

Delaware	001-39964	90-1116426
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Nationstar Mortgage Holdings Inc.
8950 Cypress Waters Blvd.
Coppell, TX 75019
(469) 549-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0000000072 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* Home Point Capital Inc. (the “Registrant”) merged with and into Nationstar Mortgage Holdings Inc. on August 1, 2023, at which time the separate corporate existence of the Registrant ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nationstar Mortgage Holdings Inc., as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 11, 2023

NATIONSTAR MORTGAGE HOLDINGS INC. as successor by merger to Home Point Capital Inc.

		By:	/s/ Kurt Johnson
			Name:	Kurt Johnson
			Title:	Executive Vice President and Chief Financial Officer